UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Gilat Satellite Networks Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.20 Per Share

(Title of Class of Securities)

 M51474118
(CUSIP Number)

FIMI IV 2007 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M51474118	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 851,680
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 851,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,680
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 12 Pages

CUSIP No. M51474118	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 1,630,866
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 1,630,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,866
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 12 Pages

CUSIP No. M51474118	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 1,463,137
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 1,463,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,137
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 12 Pages

CUSIP No. M51474118	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity V, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 1,617,311
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 1,617,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,617,311
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 12 Pages

CUSIP No. M51474118	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,482,546
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,482,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,546
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 6 of 12 Pages

CUSIP No. M51474118	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 3,080,448
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 3,080,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,448
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 7 of 12 Pages

CUSIP No. M51474118	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,562,994
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,562,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,562,994
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 8 of 12 Pages

CUSIP No. M51474118	Page 9 of 12 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,562,994
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,562,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,562,994
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 12 Pages

The undersigned, FIMI Opportunity IV, L.P. (“FIMI Opportunity IV”), FIMI Israel Opportunity IV, Limited Partnership (“FIMI Israel Opportunity IV”), FIMI Opportunity V, L.P. (“FIMI Opportunity V”),  FIMI Israel Opportunity Five, Limited Partnership (“FIMI Israel Opportunity V” and together with FIMI Opportunity IV, FIMI Israel Opportunity IV and  FIMI Opportunity V, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi (together, the “Reporting Persons”), hereby file this Amendment No. 13 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on September 17, 2012, Amendment No. 1 to Schedule 13D originally filed on November 13, 2012, Amendment No. 2 to Schedule 13D originally filed on November 15, 2012, Amendment No. 3 to Schedule 13D originally filed on February 4, 2014, Amendment No. 4 to Schedule 13D originally filed on September 17, 2014, Amendment No. 5 to Schedule 13D originally filed on November 29, 2014, Amendment No. 6 to Schedule 13D originally filed on April 7, 2016, Amendment No. 7 to Schedule 13D originally filed on July 11, 2019, Amendment No. 8 to Schedule 13D originally filed on January 30, 2020, Amendment No. 9 to Schedule 13D originally filed on February 22, 2021, Amendment No. 10 to Schedule 13D originally filed on June 23, 2021, Amendment No. 11 to Schedule 13D originally filed on August 26, 2021 and Amendment No. 12 to Schedule 13D originally filed on March [7], 2022 by the Reporting Persons with the Securities and Exchange Commission (the “SEC”), with respect to the Ordinary Shares, par value NIS 0.20 per share (the “Ordinary Shares”), of Gilat Satellite Networks Ltd., an Israeli company (“Gilat”).  The Amendment amends and supplements Items 4, 5, 6 and 7 of the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 7, 2022, the FIMI Funds sold to Phoenix Amitim Israel Shares Partnership an aggregate of 2,388,815 Ordinary Shares, and to Phoenix Insurance Company Ltd. (collectively, the “Purchasers”) an aggregate of 421,556 Ordinary Shares, in each case, at a price per share of $8.00, or an aggregate sale price of $22.5 million, pursuant to the terms of a letter agreements dated March 6, 2022 (the “Letter Agreements”). Pursuant to the terms of the Letter Agreements, the FIMI Funds also granted the Purchasers options (the “Options”) to acquire up to an additional 4,728,545 Ordinary Shares and 834,449 Ordinary Shares, respectively, at a price per share of $8.50. Pursuant to the terms of the option letters (the “Option Letters”), the Options are exercisable, at minimum quantities, from time to time, until December 31, 2022, by the respective Purchasers with advance notice of at least 65 days, as shall be determined by the respective Purchasers. References to, and descriptions of, the Letter Agreements and the Option Letters, as set forth herein,

References to, and descriptions of, the Letter Agreements and the Option Letters, as set forth herein, are qualified in their entirety by reference to the copies of the Letter Agreements and the Option Letters included as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Schedule 13D, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)          The calculations included herein are based on a total of 56,506,561 Ordinary Shares outstanding as of April 9, 2021, as reported by Gilat on Form 6-K filed with the SEC on April 13, 2021.

As of March 7, 2022, FIMI Opportunity IV directly beneficially owns 851,680 Ordinary Shares, representing approximately 1.5% of the Ordinary Shares.

As of March 7, 2022, FIMI Israel Opportunity IV directly beneficially owns 1,630,866 Ordinary Shares, representing approximately 2.9% of the Ordinary Shares.

As of March 7, 2022, FIMI Opportunity V directly beneficially owns 1,463,137 Ordinary Shares, representing approximately 2.6% of the Ordinary Shares.

As of March 7, 2022, FIMI Israel Opportunity V directly beneficially owns 1,617,311 Ordinary Shares, representing approximately 2.9% of the Ordinary Shares.

Page 10 of 12 Pages

(b)          As of March 7, 2022, FIMI Opportunity IV shares the power to vote and dispose of, the 851,680 Ordinary Shares it directly beneficially owns.

As of March 7, 2022, FIMI Israel Opportunity IV shares the power to vote and dispose of, the 1,630,866 Ordinary Shares it directly beneficially owns.

As of March 7, 2022, FIMI Opportunity V shares the power to vote and dispose of, the 1,463,137  Ordinary Shares it directly beneficially owns.

As of March 7, 2022, FIMI Israel Opportunity V shares the power to vote and dispose of, the 1,617,311 Ordinary Shares it directly beneficially owns.

As of March 7, 2022, FIMI IV 2007 Ltd. shares the power to vote and dispose of, the 2,482,546 Ordinary Shares beneficially owned by FIMI Opportunity IV and FIMI Israel Opportunity IV.

As of March 7, 2022, FIMI FIVE 2012 Ltd. shares the power to vote and dispose of, the 3,080,448 Ordinary Shares beneficially owned by FIMI Opportunity V and FIMI Israel Opportunity V.

As of March 7, 2022, Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share the power to vote and dispose of, the 5,562,994 Ordinary Shares beneficially owned by the Reporting Persons.

(c)          Except as set forth in Item 4 and in Amendment No. 12 to Schedule 13D, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

(d)          None.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 4 above is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

99.1
Letter Agreement, dated March 6, 2022, by and among FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P.,  FIMI Israel Opportunity Five, Limited Partnership, Phoenix Amitim Israel Shares Partnership and Leader Underwriters (1993) Ltd. (translation from Hebrew)

99.2
Letter Agreement, dated March 6, 2022, by and among FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P.,  FIMI Israel Opportunity Five, Limited Partnership, Phoenix Insurance Company Ltd. and Leader Underwriters (1993) Ltd. (translation from Hebrew)

99.3
Option Letter, dated March 6, 2022, by and among FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P.,  FIMI Israel Opportunity Five, Limited Partnership and Phoenix Amitim Israel Shares Partnership (translation from Hebrew)

99.4
Option Letter, dated March 6, 2022, by and among FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P.,  FIMI Israel Opportunity Five, Limited Partnership and Phoenix Insurance Company Ltd. (translation from Hebrew)

Page 11 of 12 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2022	FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., managing general partner By: /S/ ISHAY DAVIDI Ishay Davidi, CEO

FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., managing general partner By: /S/ ISHAY DAVIDI Ishay Davidi, CEO

FIMI Opportunity V, L.P. By: FIMI FIVE 2012 Ltd., managing general partner By: /S/ ISHAY DAVIDI Ishay Davidi, CEO

FIMI Israel Opportunity Five, Limited Partnership By: FIMI FIVE 2012 Ltd., managing general partner By: /S/ ISHAY DAVIDI Ishay Davidi, CEO

FIMI IV 2007 Ltd. By: /S/ ISHAY DAVIDI Ishay Davidi, CEO FIMI FIVE 2012 Ltd. By: /S/ ISHAY DAVIDI Ishay Davidi, CEO Shira and Ishay Davidi Management Ltd. By: /S/ ISHAY DAVIDI Ishay Davidi, CEO
/S/ ISHAY DAVIDI Ishay Davidi

Page 12 of 12 Pages